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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-48097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Securities Distribution Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury (City) Connecticut (State) 06089 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken 860 843 3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 26 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

To the Board of Directors and Stockholder of
Hartford Securities Distribution Company, Inc.
200 Hopmeadow Street
Simsbury, CT:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Hartford Securities Distribution Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and check copies noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers prepared by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

SIPC-7T (29-REV 12/09)

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

Name of member, address Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for
urposes of the audit requirements of SEC Rule 17a-5:

048097 FINRA DEC
HARTFORD SECURITIES DISTRIBUTION COMPANY INC 9*9
200 HOPMEADOW ST
ATTN DIANA BENKEN
MAIL STOP A3E2
SIMSBURY CT 06089

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Diana Benken (860) 843-3911

A.	General assessment [item 2e from page 2 (not less than $150 minimum)]	$ 224,607
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 9/17/2009 Date Paid	76,628
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	147,979
E.	Interest computed on late payment (see instruction E) for ________days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 147,979
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 147,979
H.	Overpayment carried forward	$ ( )

. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

he SIPC member submitting this form and the erson by whom it is executed represent thereby lat all information contained herein is true, correct nd complete.

ated the 22nd day of February, 2010.

Hartford Securities Ditribution Company, Inc.
(Name of Corporation, Partnership or other organization)

Diana K. Benken
(Authorized Signature)

CFO / Controller
(Title)

his form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form or a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 136,570,524
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiarires) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transcations in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		333,915,406
(7) Net loss from securities in investment accounts.		-
Total additions		333,915,406
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		(380,643,321)
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):		-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income	$ -	
(ii) 40% of interest earned on customer securities accounts (40% of FOCUS line 5, Code 3960)	$ -	
Enter the greater of line (i) or (ii)		-
Total deductions		(380,643,321)
2d. SIPC Net Operating Revenues		$ 89,842,609
2e. General Assessment @ .0025		$ 224,607
		(to page 1 but not less than $150 minimum)

Hartford Securities Distribution Company, Inc.
S.E.C. ID No. 8-48097
FINRA Firm No. 37819
Schedule of 2009 SIPC Assessment Payments

January 22, 2009	$	150.00	Annual Assessment fee (Form SIPC-4)

Sent to: Securities Investor Protection Corp
805 15th St. N.W.
Suite 800
Washington, DC 20005-2215

September 17, 2009	$	78,532.00	Semi-annual Assessment (Form SIPC-6)
	$	76,478.00	Semi-annual Assessment
		2,054.00	Late fees
		78,532.00	Total Semi-annual assessment payment

Sent to: Securities Investor Protection Corp
805 15th St. N.W.
Suite 800
Washington, DC 20005-2215

February 22, 2010	$	147,979.00	Transitional Assessment (Form SIPC-7T)

Sent to: Securities Investor Protection Corp
805 15th St. N.W.
Suite 800
Washington, DC 20005-2215